Filed by Madison Gas and Electric Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

Madison Gas and Electric Company mailed the following letter to its shareholders:

Gary J. Wolter
Chairman, President and
Chief Executive Officer
608-252-7000

April 22, 2002

Dear Shareholder:

We recently mailed you information about our Annual Meeting of Shareholders to be held May 14, 2002, but have not yet received your proxy. While your proxy and this communication may have crossed in the mail, we wanted to be certain that we had your proxy for this important meeting.

The matters to be voted on at the meeting are very important to you and the Company. Please vote your shares as soon as possible to ensure that your vote is counted at the meeting.

We will be voting on the formation of a holding company structure at our meeting. Your Board and I believe that the formation of a holding company will help us meet the needs of our customers and shareholders. Among other things, it will provide more flexibility for financing new generation plants for our core customers. The proxy statement and prospectus that you received describes the proposal in greater detail.

Please vote promptly, even if you plan to attend the meeting. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope we have provided. Instructions regarding these methods are included on the proxy card.

We appreciate your consideration and action.

Sincerely,

/s/ Gary J. Wolter

Chairman, President and Chief Executive Officer

ms

Enclosures